September 17, 2024

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

       Re: ILS Fixed Horizon LLC
           Amendment No. 9 to Offering Statement on Form 1-A
           Filed September 3, 2024
           File No. 024-12055
Dear Tom Berry:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Amendment No. 9 to Offering Statement on Form 1-A
Use of Proceeds, page 31

1. Please revise to clearly address the use of proceeds at each level of sales of the Units (e.g.
       50%, 25%, and 10%). See Item 6 in Part II of Form 1-A.
Audited Financial Statements, page 59

2. Please tell us the purpose of pages F-9 to F-12 in the financial statements. Also, please provide an updated auditors consent in Exhibit 1A-11. Finally, revise the "Experts"
       section, on page 57, to refer to H&CO, LLP instead of Grennan Fender. Exhibits

3. It appears you omitted Tables I, IV and V, which were previously included, from Exhibit
       15.1. Please revise the exhibit accordingly.
 September 17, 2024
Page 2

       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Larry Pino, Esq.